Filed by Chesapeake Energy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company

(SEC File No. 001-08246)

Date: April 5, 2024

On April 5, 2024, Domenic J. Dell’Osso Jr., President and Chief Executive Officer of Chesapeake Energy Corporation (“Chesapeake”) sent an email to Chesapeake employees, which contained the following:

CHK Team,

We continue to make great progress in preparation for our merger with Southwestern, and I wanted to provide you with a quick update on timing.

We recently received a “second request” from the Federal Trade Commission (FTC) for additional information related to its review of the proposed merger transaction. This has become common for recent deals of this size and profile. We are working diligently to provide the information requested in a timely manner, and now expect the transaction will close in the second half of 2024.

The entire leadership team and I remain committed to open and transparent communication throughout this process. We recognize there are many questions and are working to ensure we can provide the right information as it becomes available.

I want to personally thank you for your continued dedication to our business and commitment to safety. Executing our business safely and efficiently is the single most important factor in ensuring we have a successful integration.

I’m extremely proud of the entire Chesapeake team and look forward to working together to create a stronger company that will play a leadership role in accelerating America’s energy reach.

Nick

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This communication includes certain statements that may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact or present financial information, included in this communication that address activities, outcomes and other matters that Chesapeake or Southwestern expects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the proposed transaction between Chesapeake and Southwestern (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including an expected accretion to earnings and free cash flow and dividend payments, are forward looking statements. Although we and Southwestern believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We and Southwestern have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as may be required by law.

Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements in this communication identified by words such as “anticipate,” “intend,” “plan,” “project,” “predict,” “estimate,” “continue,” “potential,” “should,” “could,” “may,” “will,” “shall,” “become,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target,” or similar words. Statements may be forward-looking even in the absence of these particular words.

You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on current beliefs of the management of Chesapeake and Southwestern, based on currently available information, as to the outcome and timing of future events. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that Chesapeake’s and Southwestern’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of Chesapeake or shareholders of Southwestern may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk the proposed transaction does not receive regulatory approval; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that changes in Chesapeake’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Chesapeake and Southwestern to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Chesapeake’s and Southwestern’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause Chesapeake and/or Southwestern to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity; the impact of COVID-19 or other diseases; the impact of adverse changes in interest rates and inflation; and the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters. All such factors are difficult to predict and are beyond the control of Chesapeake and/or Southwestern, including those detailed in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on our websites at http://investors.chk.com/ and www.swn.com under the “Investors” tabs and on the website of the SEC at www.sec.gov.

Should one or more of the risks or uncertainties described above or elsewhere in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to update publicly any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Has Been Filed with the SEC and Where to Find It

In connection with the proposed transaction between Chesapeake and Southwestern, Chesapeake has filed with the SEC a registration statement to register the shares of Chesapeake’s common stock to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a prospectus of Chesapeake and a joint proxy statement of each of Chesapeake and Southwestern (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CHESAPEAKE AND SOUTHWESTERN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE AND SOUTHWESTERN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

When and if the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of Chesapeake and shareholders of Southwestern (as of a record date to be set at a later time). Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Chesapeake and Southwestern with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern, including the joint proxy statement/prospectus (when available), will be available free of charge from Southwestern’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/prospectus (when available), will be available free of charge from Chesapeake’s website at www.chk.com under the “Investors” tab.

Participants in the Solicitation

Chesapeake and certain of its directors, executive officers and other members of management and employees, Southwestern, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Chesapeake’s shareholders and the solicitation of proxies from Southwestern’s shareholders, in each case with respect to the proposed transaction. Information about Chesapeake’s directors and executive officers is available in Chesapeake’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 22, 2024 and its definitive proxy statement for the 2024 annual meeting of shareholders (when available), and in the joint merger proxy statement/prospectus (when available). Information about Southwestern’s directors and executive officers is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024 and its amendment to its Annual Report on Form 10-K for the 2023 fiscal year (when available), and the joint merger proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of Chesapeake, shareholders of Southwestern, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.